September 19, 2024

Chi Ming Lam
Chief Executive Officer
Ming Shing Group Holdings Ltd
8/F, Cheong Tai Factory Building
16 Tai Yau Street
San Po Kong, Kowloon
Hong Kong

       Re: Ming Shing Group Holdings Ltd
           Registration Statement on Form F-1
           Filed August 28, 2024
           File No. 333-281817
Dear Chi Ming Lam:

       We have reviewed your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1
List of Approvals or Permits, page 7

1. We note that your counsel, David Fong & Co. is of the opinion that you have received all permissions and approvals needed to operate your business and no approvals or permits have been denied. Please file counsel's consent to the inclusion of his name and reference to the opinion as an exhibit to the registration statement. Please also clarify whether the opinion in paragraph 7(i) of the opinion filed as Exhibit 5.2 regarding the legal and full compliance with Hong Kong laws is intended to include counsel's opinion that you have received all permissions and approvals needed to operate your business.
4. Contract Assets, page F-19

2. Please further describe the facts and circumstances that resulted in the 112% increase in contract assets from March 31, 2023 to March 31, 2024. We note that revenue only
 September 19, 2024
Page 2

       increased by 26% over the same period, driven by the number of projects increasing from
       20 to 23. We further note your disclosure on page 62 that part of the increase was due to the increase of retention receivable amount of $176,888 and that the remaining increase is due to works performed before the year ended March 31, 2024 for certain projects, with certification being received after March 31, 2024. Please describe the nature of the certification process and its impact on the Company's revenue recognition policy. To the extent the increase is a result of delays in the certification process, please consider whether MD&A disclosures fully address the facts and circumstances that drove the change, whether disproportionate fluctuations in trends are expected to recur, and their anticipated on liquidity.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Ameen Hamady at 202-551-3891 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Pam Long at 202-551-3765 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Daniel D. Nauth, Esq.